CONFIRMING STATEMENT


	This Statement confirms that the undersigned, David
Goronkin, has authorized and designated Diana Purcel to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S.
Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Famous Dave's of America, Inc. The authority of Diana
Purcel under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Famous Dave's of America, Inc., unless earlier revoked in writing. The undersigned acknowledges that Diana Purcel is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:  _8/4/04_________		_/s/ David Goronkin_______
							David Goronkin